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November 21, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.: Mr. Mark Cowan
       Document Control - EDGAR

RE: Form N-14 Pre-Effective Amendment No. 1 for:
              RiverSource Variable Series Trust
    File No. 333-146653

Dear Mr. Cowan:

Registrant is filing a Pre-Effective Amendment No. 1 on Form N-14 pursuant to Rule 473(b) for the purpose of declaring the Registration Statement effective.

Pursuant to Rule 461, Registrant respectively requests that the effective date of the above-mentioned Registration Statement be accelerated and declared effective on November 27, 2007, or as soon as practicable thereafter. A letter on behalf of the Principal Underwriter also is accompanying this filing.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Anna Butskaya at 612-671-4993.

Sincerely,


/s/ Scott R. Plummer
-------------------------------------
Scott R. Plummer
Vice President, General Counsel and
Secretary RiverSource Funds

November 21, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.: Mr. Mark Cowan
       Document Control - EDGAR

RE: Form N-14 Pre-Effective Amendment No. 1 for:
              RiverSource Variable Series Trust
    File No. 333-146653

Dear Mr. Cowan:

Pursuant to Rule 461, RiverSource Distributors, Inc., the Principal Underwriter, respectfully requests that the effective date of the above-mentioned Registration Statement be accelerated and declared effective on November 27, 2007, or as soon as practicable thereafter.

Sincerely,

RiverSource Distributors, Inc.
(Principal Underwriter)


/s/ Patrick T. Bannigan
-------------------------------------
Patrick T. Bannigan
Vice President - Asset Management,
Products and Marketing